Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: March 3, 2004

     On or after March 3, 2004, a French language version of the following communication was first sent to employees of Sanofi-Synthelabo. In addition, on March 8, 2004, it is expected that the following English-language version of the communication, together with the French-language version, will be made available to employees of Sanofi-Synthelabo on the company’s intranet website. The communication may subsequently be translated into other languages and made available to employees of Sanofi-Synthelabo on the local intranet websites in various countries where Sanofi-Synthelabo has operations.

* * * *

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

Number 1 MARCH 3, 2004

LA LETTRE BLEUE

The offer

What's it all about?

The present document is intended to provide details regarding Sanofi-Synthelabo's offer for Aventis.

What is a tender offer?

> This consists of a public offer made by one company to purchase the shares of another company, the "target".

What is the objective of a tender offer?

> The aim is to take control of the "target" company.

What is the difference between a cash tender offer and an exchange offer?

> In a cash tender offer, the target company's shares are purchased for cash.
In an exchange offer, shares of the "target" company are exchanged for shares of the company launching the transaction.

What is a "hostile" tender offer?

> This unofficial term describes an offer which has not been the subject of prior negotiation with the "target" company. An equivalent term would be an unsolicited offer.

What is a "white knight"?

> This unofficial term describes a third company which, at the request of the "target" company, makes generally a higher offer to take control of the "target".

How much time is needed to complete this tender offer?

> The duration of the operation is determined by Autorité des marchés financiers, the French stock-market authority; it could take several months.

The Aventis Supervisory Board and Management Board have rejected the tender offer. Does this mean that it is not valid?

> Not at all, the process continues. On the contrary, the offer was declared to be admissible by the French stock-market authorities (Autorité des Marchés Financiers) on February 3, which means that they consider the terms of the offer to be acceptable.
The information memorandum for the offer was approved by the French stock-market authorities on February 12. The offer is open in France as of February 17, 2004.

Why do we speak of a Supervisory Board ("conseil de surveillance") and a Management Board ("directoire")?

> Under French law, two forms of organization are possible for the governance of public companies. Either a Board of Directors ("conseil d'administration") and an Annual General Meeting of shareholders ("assemblée générale"), as is the case for Sanofi-Synthélabo. The members of the Board of Directors are elected by the Annual General Meeting, and these directors choose the Chairman.
Or a Supervisory Board, a Management Board, and an Annual General Meeting, as is the case for Aventis. The Annual General Meeting elects a Supervisory Board which then proceeds to choose a Management Board and a Chairman.

Document interne strictement réservé aux salariés de Sanofi-Synthélabo.

Please email us your questions

If you have a question, please send a message (preferably in French, English or Spanish) to: lalettrebleue@sanofi-synthelabo.com. We will do our best to reply.

Why has the Group announced the divestment of Arixtra® and Fraxiparine®?

> The coexistence within the same structure of both Lovenox®, on the one hand, and Arixtra® and Fraxiparine®, on the other, may pose a problem for the competition authorities of both Europe and the United States. As a result, the Group believes it will not be possible to keep both medicines. The significance of Lovenox® sales led us to announce that we would begin the process of selling Arixtra® and Fraxiparine®.

Will we have to sell other products?

> The competition authorities may require us to divest other products. However, these would not be medicines which would generate significant sales figures for the new group.

Why did the group decide to launch an advertising campaign to announce the offer?

> This campaign aims to make the public aware of the reasons which led the group to launch this offer. The images used in this campaign are in complete accordance with the Group's actions over the years, both with regard to children (support for the "Mécénat cardiaque" association, "Our children matter" Association) and the Group image (mother and child image).

Why did employees of the Group not receive prior information concerning the offer?

> Strict confidentiality was essential when preparing this offer. Any prior communication would have put the transaction at risk.

This communication contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission and the *Autorités des marchés financiers*. Sanofi-Synthélabo does not undertake any obligation to update any statement that is not a historical fact.

Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC) **Investors are urged to read the registration statement and any other relevant documents filed with the SEC, including all amendments, because they contain important information.** Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthélabo.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (*note d'information*), which has been granted visa number 04-0090 by the *Autorité des marchés financiers* ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9.

In Germany, at the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the "German Offer"). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is not an offer to sell or exchange any securities and it is not soliciting an offer to buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation, sale, purchase or exchange is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

sanofi~synthelabo
Because health matters

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